December 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northview Acquisition Corp.
Registration Statement on Form S-1
File No. 333-257156

Dear Mr. Davis:

On December 15, 2021, the undersigned, for itself and the several underwriters, joined in the request of Northview Acquisition Corp. (the “Company”) to accelerate the effective date of the above-referenced Registration Statement so as to permit it to become effective at 5:00 p.m., Eastern Standard Time, on December 17, 2021, or as soon thereafter as practicable.

The undersigned, for itself and the several underwriters, hereby joins in the Company’s withdrawal of such request.

* * *

[Signature Page Follows]

Very truly yours,

NorthView Acquisition Corp.

By:	/s/ Shelley Leonard
	Name:	Shelley Leonard
	Title:	President

[Signature Page to Underwriter’s Withdrawal Request Letter]